Above Food Ingredients Inc.

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7
Canada

April 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Stephany Yang
Anne McConnell
Erin Donahue
Asia Timmons-Pierce

Re:	Above Food Ingredients Inc.
Registration Statement on Form F-4, as amended
File No. 333-275005

To the addressees set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Above Food Ingredients Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-275005) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on April 8, 2024 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Ryan Lynch of Latham & Watkins LLP at (713) 546-7404 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Lionel Kambeitz
Name:	Lionel Kambeitz
Title:	Chief Executive Officer

cc:	Ryan Lynch, Latham & Watkins LLP